Aflac Incorporated 3rd Quarter 2005 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2005	2004	2005	2004

Fixed charges:
Interest expense	$5,960	$5,711	$17,406	$17,189
Interest on investment-type contracts	2,423	1,709	6,899	4,665
Rental expense deemed interest	124	151	435	436

Total fixed charges	$8,507	$7,571	$24,740	$22,290

Earnings before income tax	$644,775	$451,565	$1,667,195	$1,331,468
Add back:
Total fixed charges	8,507	7,571	24,740	22,290

Total earnings before income
tax and fixed charges	$653,282	$459,136	$1,691,935	$1,353,758

Ratio of earnings to fixed charges	76.8x	60.6x	68.4x	60.7x

EXH 12-1